300 North LaSalle Chicago, Illinois 60654

H. Kurt von Moltke, P.C. To Call Writer Directly: (312) 862-2295 kvonmoltke@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 24, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Russell Mancuso

Joseph McCann

Re:                               KEMET Corporation
Registration Statement on Form S-3
Amended November 16, 2010 (SEC File No. 333-170073)

Gentlemen:

On behalf of KEMET Corporation, a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated November 23, 2010, from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 filed on November 16, 2010 (the “Registration Statement”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the prospectus set forth in the Registration Statement (the “Prospectus”).

Selling Stockholder, page 13

1.               Regarding your response to prior comment 2 indicating that a portion of the warrants will be sold to and exercised by underwriters, please tell us:

•                  why the warrants are not included in the fee table of this registration statement.

•                  why you believe that you are not required to identify these referenced underwriters as selling security holders and disclose all other information required by Item 507 of Regulation S-K prior to effectiveness of this registration statement. Please provide a detailed legal analysis in support of your position. Please also update your responses to prior comments 2 through 5 accordingly.

Response:  In response to the first bullet point in the Staff’s comment above, the warrant is not included in the fee table of the registration statement because the Company is not

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Securities and Exchange Commission

November 24, 2010

registering the offer or sale of the warrant to the public, but rather the underlying shares of common stock.  This registration statement covers an offering of common stock of the Company being made by the selling security holder through the underwriters to the public.  No portion of the warrant is being offered or sold to the public, and, as further described below, the act of selling the warrant to the underwriters in satisfaction of K Equity’s obligations under an underwriting agreement is a ministerial act that is, in effect, no different for securities laws purposes than if K Equity exercised the warrant and sold the shares to the underwriters.  The only security being offered and sold to the public is the common stock.  The offering of the common stock for sale to the public by the underwriters is thus the only transaction that needs to be registered in the Registration Statement.

In response to the second bullet point in the Staff’s comment above, the Company hereby respectfully advises the Staff that it has determined that the underwriters that would purchase a portion of the Platinum Warrant in such a transaction would not be required to be identified in the Registration Statement as selling security holders.

We believe that the underwriters would clearly meet the definition of an “underwriter” pursuant to Section 2(a)(11) of the Securities Act because they would purchase the warrant from the selling security holder with a view to the distribution of the underlying shares of the Company’s common stock.  The underwriters would not acquire the warrant or the underlying shares of common stock for their own investment purposes.  Instead, the underwriters would enter in an underwriting agreement which would obligate them to purchase the warrant and immediately thereafter exercise the warrant and sell the underlying shares of the Company’s common stock in a public offering.  As noted above, the exercise of the warrant for purposes of obtaining the underlying shares for offer and sale to the public is a ministerial act that effectively would be no different for securities laws purposes than exercise of the warrant by the selling security holder and a subsequent resale by the selling security holder to the public through the underwriters.

Importantly, the underwriters would not pay the exercise price of the warrant.  Rather, the selling security holder would deliver a sufficient additional portion of the warrant to the underwriters to cover the exercise price thereof (by way of cashless exercise).  Thus, for example, if the underwriters were to offer 10 million shares of the Company’s common stock to the public—consistent with a typical resale of common stock by a selling security holder—the underwriters would acquire those 10 million shares from the selling security holder at the public offering price, less the agreed-upon discount.  To enable the underwriters to obtain those 10 million shares, the selling security holder would deliver to the underwriters the required additional portion of the warrant to enable the underwriters to exercise the warrant on a cashless basis and obtain 10 million shares.  The selling security holder—and not the underwriters—thus would bear the cost of exercising the warrant.  (This approach is economically equivalent to the selling security holder

Securities and Exchange Commission

November 24, 2010

exercising the warrant, either for cash or on a cashless basis, for 10 million shares and then selling those shares to the underwriters at an agreed-upon discount.)  The underwriters would simply receive compensation in connection with the distribution of the Company’s common stock in the form of a typical underwriting discount based on the number of shares being offered to the public.

Item 507 of Regulation S-K requires disclosure related to selling security holders if any of the securities to be registered are to be offered for the account of such persons.  The Registration Statement registers shares of the Company’s common stock which are currently subject to a warrant held by the selling security holder.  As described above, the selling security holder will effectively be entitled to the proceeds of the offering and the underwriters will be entitled to an underwriting discount.  The underwriters would be selling the registered shares of the Company’s common stock for the account of the selling security holder.  As such, in response to the second bullet point in the Staff’s comment above, the Company respectfully advises the Staff that it does not believe disclosure related to the underwriters is required pursuant to Item 507.  Further, the Company respectfully advises the Staff that its responses to prior comments 2 through 5 are not applicable to the underwriters.

Plan of Distribution, page 19

2.                                       Please reconcile your response to prior comment 2 that a portion of the warrants will be sold to and exercised by underwriters with your disclosure on page 19 that the selling security holder has advised you that it has not entered into any agreements, understandings or arrangements with any underwriters of broker-dealers regarding the sale of its shares. Ensure that your document contains all required disclosure regarding the plan of distribution and the disclosure required by Regulation S-K Item 501(b)(8) and Item 601(b)(1).

Response:  The Company hereby respectfully advises the Staff that as of this time neither the Company nor the selling security holder has entered into an agreement, arrangement or understanding with any underwriter related to the purchase of the warrant and sale of the underlying shares of the Company’s common stock, or any other offering thereof. Discussions have been held with potential underwriters with a view to an underwritten transaction of the sort described above, but an agreement, arrangement or understanding has not yet been entered into and commencement of any offering would be subject to a final determination by the parties to proceed with the offering in light of market conditions and other relevant factors.  Accordingly, no determination as to the method of any sales under the Registration Statement has definitively been made.  As a result, the Company believes that its disclosure in the section entitled “Plan of Distribution” in the amendment accurately reflects the currently possible manners in which the selling security holder may sell its securities.  Item 501(b)(8) of Regulation S-K requires the

Securities and Exchange Commission

November 24, 2010

disclosure of the names of the underwriters and the nature of the underwriting agreements.  However, Rule 430B of the Securities Act allows a form of prospectus to be filed as part of a registration statement that omits information with respect to an underwriting syndicate where the information will be contained in a prospectus filed pursuant to Rule 424(b).  When the Company and the selling security holder have entered into a formal agreement with any underwriter, the Company intends to file a prospectus supplement pursuant to Rule 424(b) which includes the names of such underwriters and a description of the terms of the underwriting arrangement.  (In the context of an underwritten offering of the shares underlying the warrant, the Company also would expect a preliminary prospectus supplement naming the underwriters and describing the terms of the offering to be filed and used to offer the shares to potential investors.)  Item 601(b)(1) of Regulation S-K explicitly states that an underwriting agreement may be filed as an exhibit to a report on Form 8-K which is incorporated by reference into the applicable registration statement subsequent to its effectiveness.  The Company intends to file any underwriting agreement entered into by the Company, the selling security holder and any underwriters.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2295.

Sincerely,

/s/ H. Kurt von Moltke, P.C.
H. Kurt von Moltke, P.C.

cc:	William M. Lowe, Jr.
KEMET Corporation